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                             November 6, 2020

       Jack Hightower
       Chairman and Chief Executive Officer
       HighPeak Energy, Inc.
       421 W. 3rd Street, Suite 1000
       Fort Worth, Texas 76102

                                                        Re: HighPeak Energy,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 22,
2020
                                                            File No. 333-248898

       Dear Mr. Hightower:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2020 letter

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to our prior comment and that you continue to seek to register the issuance of shares of
common stock underlying 8,976,875 contingent value rights
                                                        ("CVRs") that were
previously privately placed to forward purchase investors on the basis that such CVRs do not
mature within one year. However, we also note that the forward purchase investors
appear to have made their investment decision with respect to the
                                                        CVRs and the shares of
common stock underlying such CVRs at the time of the private placement. As the
forward purchase investors made their investment decision in a transaction that
commenced privately, such transaction must be completed privately and cannot be converted to
a registered offering. Please revise your registration fee table and
 Jack Hightower
HighPeak Energy, Inc.
November 6, 2020
Page 2
      prospectus to indicate that the registration statement does not cover the offer and sale of these shares. Alternatively, provide further analysis as to why you believe you are eligible to register the issuance of shares of common stock underlying the CVRs issued to forward purchase investors. For guidance, refer to Securities Act Sections Compliance and
      Disclosure Interpretations 103.04 and 239.15.
       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina
Dorin, Staff Attorney, at 202-551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameJack Hightower
                                                            Division of
Corporation Finance
Comapany NameHighPeak Energy, Inc.
                                                            Office of Energy &
Transportation
November 6, 2020 Page 2
cc:       Sarah K. Morgan, Esq.
FirstName LastName